FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 06 June 2008	By
	Name: Title:	J Nicholls Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 31 May 2008

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company purchases its own securities for cancellation through Goldman Sachs International.
(02 May 2008)	(19 May 2008)

Announcement	Announcement
Company releases interim management statement.	Company purchases its own securities for cancellation through
(08 May 2008)	Goldman Sachs International. (20 May 2008)

Announcement	Announcement
Company announces creation of brewing facilities in Ireland. (09 May 2008)	Company purchases its own securities for cancellation through Goldman Sachs International.
(21 May 2008)

Announcement	Announcement
Company purchases its own securities for cancellation through Goldman Sachs International.	Company purchases its own securities for cancellation through Goldman Sachs International.
(09 May 2008)	(22 May 2008)

Announcement	Announcement
Mr Walsh informs the Company of his beneficial interests.	Company releases shares from treasury to satisfy grants
(12 May 2008)	made under employee share plans. (23 May 2008)

Announcement	Announcement
Company purchases its own securities for cancellation through Goldman Sachs International.	Company purchases its own securities for cancellation through Goldman Sachs International.
(12 May 2008)	(23 May 2008)

Announcement	Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Rose, Walsh and those persons discharging managerial responsibility inform the Company of their interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
Company purchases its own securities for cancellation through Goldman Sachs International. (27 May 2008)
(13 May 2008)

Announcement	Announcement
Company purchases its own securities for cancellation through Goldman Sachs International.	Company releases shares from treasury to satisfy grants made under employee share plans.
(13 May 2008)	(28 May 2008)

Information	Required by/when
Announcement	Announcement
Company purchases its own securities for cancellation through Goldman Sachs International.	Company purchases its own securities for cancellation through Goldman Sachs International.
(14 May 2008)	(29 May 2008)

Announcement	Announcement
Company purchases its own securities for cancellation through Goldman Sachs International.	Company releases shares from treasury to satisfy grants made under employee share plans.
(15 May 2008)	(29 May 2008)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company purchases its own securities for cancellation through Goldman Sachs International.
(16 May 2008)	(29 May 2008)

Announcement	Announcement
Company purchases its own securities for cancellation through Goldman Sachs International.	Company purchases its own securities for cancellation through Goldman Sachs International.
(16 May 2008)	(30 May 2008)

Announcement
Mr Morgan informs the Company of his beneficial interests.
(19 May 2008)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:47 02-May-08
Number	PRNUK-0205
TO:   Regulatory Information Service
     PR Newswire
RE:   PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,909 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.
Following this release, the Company holds 278,307,758 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,557,780,295.
2 May 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Interim Management Statement
Released	07:01 08-May-08
Number	9316T

RNS Number:9316T
Diageo PLC
08 May 2008
8 May 2008
Interim management statement for the nine months ended 31 March 2008
Diageo maintains full year guidance for 9% organic operating profit growth in year ending 30 June 2008.
In the nine month period ended 31 March 2008 Diageo’s organic net sales growth was 7%, in line with the performance seen in the first half of the year ending 30 June 2008.
There has been no material change in the financial position of the group. The return of cash to shareholders through the payment of dividends and the continued share buy back programme led to a reduction in net assets from £4.2 billion at 30 June 2007 to £3.9 billion at 31 March 2008.
Paul Walsh, Chief Executive of Diageo commented:
‘Trading in the third quarter continued in line with the first half and we are therefore maintaining our guidance for 9% organic operating profit growth for the current fiscal year.
‘We continue to believe that the diversity and strength of our brands, the success of our marketing campaigns, our superior routes to market and our global reach will be key in delivering our performance .’
-ends-

Notes to editor:
The introduction of the EU Transparency Directive in 2006 required companies whose securities are admitted to trading on a regulated market in the EU to issue interim management statements for financial years beginning after 20 January 2007. Diageo is therefore required to publish interim management statements from the financial year beginning 1 July 2007. At the time of the preliminary results on 30 August 2007 Diageo announced the following timetable for issuing interim management statements:
At the AGM in October 2007
At the interim results in February 2008
In May 2008
At the preliminary results in August 2008
For further information:
Investor Enquiries
UK +44 (0)20 7927 4267
US +1 202 715 1110
Media Enquiries
James Crampton
+44 (0)20 7927 4613
james.crampton@diageo.com
Isabelle Thomas
+44 20 7927 5967
isabelle.thomas@diageo.com
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the ‘risk factors’ contained in Diageo’s annual report on Form 20-F for the year ended 30 June 2007 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the SEC. All readers, wherever based, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities. Past performance cannot be relied upon as a guide to future performance.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Diageo PLC
TIDM	DGE
Headline	Brewing Facilities in Ireland
Released	09:00 09-May-08
Number	0442U

RNS Number:0442U
Diageo PLC
09 May 2008
9 MAY 2008
DIAGEO TO CREATE WORLD-CLASS BREWING FACILITIES IN IRELAND
Following a comprehensive review of brewing operations in Ireland, Diageo has today announced a proposal to create world-class brewing facilities in Ireland over the next five years to support the growth and development of Diageo’s global beer business.
The proposal includes:
•	The investment of £520 million between 2009 and 2013 to renovate the world famous St. James’s Gate brewery and to construct a new multi-product brewery close to Dublin.

•	The closure of two smaller breweries at Kilkenny and Dundalk.

•	The release of surplus land, between 2013 and 2015, on parts of the St James’s Gate site as well as in Kilkenny and Dundalk, with an estimated current value of approximately £400 million.
The renovated St. James’s Gate brewery will brew Guinness primarily for the Irish and British markets and the new brewery will produce Guinness to meet growing export demand and ales and lagers for the Irish market. These two breweries will be designed to operate to the highest quality, operational and environmental standards. When the new brewery is commissioned in five years time, production from the existing breweries in Kilkenny and Dundalk will be transferred, resulting in the closure of these facilities. The Guinness Storehouse, Ireland’s most popular tourist attraction, will continue to be based at St. James’s Gate.

The new breweries will enhance the cost competitiveness of Diageo’s global brewing operations when the new facilities are commissioned in 2013. At that point there will be a net reduction in staff of around 250. It is currently estimated that one off cash costs relating to the restructuring of Diageo’s Irish brewing operations will total approximately £120 million. These will be treated as an exceptional cost mainly in the fiscal year ending 30 June 2008. In addition accelerated depreciation in respect of plant and equipment will be provided as an exceptional item over the period of the closure of the facilities.
Paul Walsh, Chief Executive of Diageo plc, said:
“Over the last twelve months we have conducted a rigorous review of our brewing operations in Ireland. It examined many options and I believe it has identified the right formula for the long-term success of our business in Ireland and for the continued global success of the Guinness brand. Our ambition is to combine the most modern brewing standards with almost 300 years of brewing tradition, craft and heritage.”
- ends -
Contacts
Investor Enquiries
UK +44 (0)20 7927 4267
US +1 202 715 1110
Media Enquiries
James Crampton
+44 (0)20 7927 4613
james.crampton@diageo.com
Isabelle Thomas
+44 (0)20 7927 5967
isabelle.Thomas@diageo.com

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the ‘risk factors’ contained in Diageo’s annual report on Form 20-F for the year ended 30 June 2007 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the SEC. All readers, wherever based, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities. Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:05 09-May-08
Number	1414U
Diageo plc
09 May 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1031.60 pence per share.
END

Company	DIAGEO PLC ORD 28 101/108P
TIDM	DGE
Headline	Diageo PLC — Director/PDMR Shareholding
Released	15:38 12-May-08
Number	PRNUK-1205
TO: Regulatory Information Service
PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the "Company") announces that it received notification on 9 May 2008, that Mr PS Walsh, a director, had exercised options on 9 May 2008 over 130,487 Ordinary Shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 12 September 2001 at a price per share of £6.87 under the Company’s Senior Executive Share Option Plan. Mr Walsh subsequently sold 125,487 Ordinary Shares, on 9 May 2008, at a price per share of £10.40.
Mr Walsh retains beneficial ownership of the balance of 5,000 Ordinary Shares.
As a result of the above, Mr Walsh’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 683,296.

12 May 2008
END

Company	DIAGEO PLC ORD 28 101/108P
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:24 12-May-08
Number	2545U18
RNS Number : 2545U
Diageo PLC
12 May 2008
Diageo plc
12 May 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 352,500 ordinary shares at a price of 1043.54 pence per share.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	DIAGEO PLC ORD 28 101/108P
TIDM	DGE
Headline	Diageo PLC — Director/PDMR Shareholding
Released	12:44 13-May-08
Number	PRNUK-1305

TO:	Regulatory Information Service
     PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the "Company") announces that:
1.	it received notification on 12 May 2008 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 12 May 2008 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares
N C Rose	18
P S Walsh	18
(ii) the following "Persons Discharging Managerial Responsibilities" ("PDMR") were allocated Ordinary Shares on 12 May 2008 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	18
J Grover	18

Name of PDMR	Number of Ordinary Shares
A Morgan	18
G Williams	18
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.43.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
2. it received notification on 12 May 2008 from Lord Blyth, a director of the

Company, that he has purchased 1,000 Ordinary Shares on 12 May 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £12,500 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £10.43.
3. it received notification on 12 May 2008 from Mr HT Stitzer, a director of the Company, that he has purchased 95 Ordinary Shares on 12 May 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £10.43.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Lord Blyth	160,072
N C Rose	403,497
HT Stitzer	5,253
P S Walsh	683,314

Name of PDMR	Number of Ordinary Shares
S Fletcher	135,465
J Grover	182,717
A Morgan	150,810
G Williams	228,675 (of which 5,812 are held in the form of ADS**)

13 May 2008

* 1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	DIAGEO PLC ORD 28 101/108P
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:03 13-May-08
Number	3677U19
RNS Number : 3677U
Diageo PLC
13 May 2008
Diageo plc

13 May 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 550,000 ordinary shares at a price of 1034.64 pence per share.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	DIAGEO PLC ORD 28 101/108P
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:03 14-May-08
Number	4887U18
RNS Number : 4887U
Diageo PLC
14 May 2008
Diageo plc
14 May 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 450,000 ordinary shares at a price of 1026.22 pence per share.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	DIAGEO PLC ORD 28 101/108P
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:41 15-May-08
Number	5992U17
RNS Number : 5992U
Diageo PLC
15 May 2008

Diageo plc
15 May 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1015.56 pence per share.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	DIAGEO PLC ORD 28 101/108P
TIDM	DGE
Headline	Diageo PLC — Transaction in Own Shares
Released	14:04 16-May-08
Number	PRNUK-1605

TO:	Regulatory Information Service
     PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares

Diageo plc (the ‘Company’) announces that today, it released from treasury 11,001 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.
Following this release, the Company holds 278,296,747 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,555,638,806.
16 May 2008
END

Company	DIAGEO PLC ORD 28 101/108P
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:04 16-May-08
Number	7163U18
RNS Number : 7163U
Diageo PLC
16 May 2008

Diageo plc
16 May 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 350,000 ordinary shares at a price of 1024.18 pence per share.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	DIAGEO PLC ORD 28 101/108P
TIDM	DGE
Headline	Diageo PLC — Director/PDMR Shareholding
Released	13:41 19-May-08
Number	PRNUK-1905

TO:	Regulatory Information Service
     PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the ‘Company’) announces that it received notification on 19 May 2008 from Mr Andrew Morgan, a Person Discharging Managerial Responsibilities, that on 19 May 2008 he had received 1,082 Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) upon the exercise of options granted on 7 November 2002 at a price per Ordinary Share of £6.07 under the Diageo UK Sharesave Scheme 2000.
As a result of the above, Mr Morgan’s interest in Ordinary Shares in the Company (excluding options, awards under the Company’s LTIPs and interest as a potential beneficiary of the Company’s employee benefit trusts) has increased to 151,892.
19 May 2008

Company	DIAGEO PLC ORD 28 101/108P
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:30 19-May-08
Number	8185U17
RNS Number : 8185U
Diageo PLC
19 May 2008

Diageo plc
19 May 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 370,000 ordinary shares at a price of 1026.45 pence per share.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	DIAGEO PLC ORD 28 101/108P
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:48 20-May-08
Number	9227U17
RNS Number : 9227U
Diageo PLC
20 May 2008
Diageo plc
20 May 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 460,000 ordinary shares at a price of 1015.45 pence per share.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:09 21-May-08
Number	0240V18

RNS Number : 0240V
Diageo PLC
21 May 2008
Diageo plc
21 May 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 450,000 ordinary shares at a price of 1003.43 pence per share.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:10 22-May-08
Number	1306V18
RNS Number : 1306V
Diageo PLC
22 May 2008
Diageo plc
22 May 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 450,000 ordinary shares at a price of 986.49 pence per share.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:06 23-May-08
Number	81303-008A
TO:      Regulatory Information Service
     PR Newswire
RE:     PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 9,692 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.

Following this release, the Company holds 278,287,055 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,553,568,498.
23 May 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:05 23-May-08
Number	2341V18
RNS Number : 2341V
Diageo PLC
23 May 2008
Diageo plc
23 May 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 337,794 ordinary shares at a price of 980.7098 pence per share.
This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:42 27-May-08
Number	3561V17
RNS Number : 3561V
Diageo PLC
27 May 2008

Diageo plc
27 May 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 974.75 pence per share.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:40 28-May-08
Number	81540-7D0E
TO:      Regulatory Information Service
     PR Newswire

RE:       PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 22,110 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.
Following this release, the Company holds 278,264,945 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,552,852,814.
28 May 2008

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:00 29-May-08
Number	4688V07
RNS Number : 4688V

Diageo PLC
29 May 2008

Diageo plc
28 May 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 365,000 ordinary shares at a price of 979.32 pence per share.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:29 29-May-08
Number	81226-AE4B
TO:      Regulatory Information Service
     PR Newswire
RE:       PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 860 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.
Following this release, the Company holds 278,264,085 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,552,488,674.
29 May 2008
END
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:00 29-May-08
Number	5659V18
RNS Number : 5659V
Diageo PLC
29 May 2008
Diageo plc
29 May 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 555,000 ordinary shares at a price of 987.55 pence per share.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:14 30-May-08
Number	6957V18
RNS Number : 6957V
Diageo PLC
30 May 2008
Diageo plc
30 May 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 550,000 ordinary shares at a price of 990.55 pence per share.
This information is provided by RNS

The company news service from the London Stock Exchange
END
END